
PE
3-31-02
02030781


SEC MAIL
RECEIVED
PROCESSING
APR 11 2002
WASH. D.C.
164
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of March, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X　　　　Form 40-F ___

On March 13, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

On March 20, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 2 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1	Copy of the Press Release of the Registrant.
Exhibit 2	Copy of the Press Release of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)

By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date April 7th, 2002

Exhibit 1



- What's New
- Press Releases
- Articles
- Events







Diagnocure and Compugen to Receive R&D Grant for Lung Cancer Diagnostic Test

Canadian-Israeli Foundation to provide CDN $800,000 for project

March 13, 2002

QUEBEC CITY, Canada and TEL AVIV, Israel (March 13, 2002) - DiagnoCure Inc. (TSE: CUR), a company specializing in the development of molecular tests for the detection of early-stage cancers, and Compugen Ltd. (Nasdaq: CGEN), a leader in merging computational technologies with molecular biology and medicine, today announced that the Canada-Israel Industrial Research and Development Foundation (CIIRDF) has approved a CDN $800,000 grant to assist the partners in the research and development of a nucleic acid probe-based diagnostic kit for the early detection of lung cancer.

This funding results from an agreement between DiagnoCure and Compugen that was announced in January of this year for the co-development and commercialization of molecular diagnostic tests for the detection of certain epithelial cancers, one of which is lung cancer.

"The recognition by the CIIRDF of the importance and potential of the lung cancer project is very exciting and further validates both the project and partnership with Compugen," said Pierre Désy, President and Chief Executive Officer of DiagnoCure. "The Foundation's input and support were an important element in achieving completion of this agreement with Compugen. We believe that it will establish a standard for the involvement of CIIRDF and other organizations, both private and public, in future projects."

The lung cancer test will combine Compugen's capabilities in identifying novel disease markers and predicting their utility with DiagnoCure's expertise in developing, manufacturing and commercializing molecular diagnostic assays.

"We are delighted with the grant we received from CIIRDF, which is an important validation of Compugen's capabilities in selecting and identifying disease associated genes," said Kinneret Savitsky, Ph.D, Vice President Experimental Biology of Compugen. "The Foundation's support provides us with significant assistance in entering, together with DiagnoCure, the meaningful field of lung cancer detection."

The CIIRDF's mission is to promote collaborative R&D between companies in Canada and Israel, by providing information to firms in both countries on R&D partnering potential, and by supporting national industrial R&D initiatives through its funding contribution.

"The DiagnoCure-Compugen lung cancer project is exactly the kind of high potential initiative that we look to support," said Dr. Henri Rothschild, President of the CIIRDF. "These two companies may be on the verge of developing a product that will have worldwide significance."

Lung cancer is the leading cause of cancer death worldwide. About 1.3

million cases of lung cancer are diagnosed each year. In the United States alone, it is estimated that more than 170,000 individuals were diagnosed with lung cancer and 158,000 died from the disease in 2001.

About CIIRDF

The Canada-Israel Industrial Research & Development Foundation (the CIIRDF) was established in 1994 to promote collaborative R&D between firms in Canada and Israel. The CIIRDF resulted from the signing of a Memorandum of Understanding on Bilateral Cooperation in Private Sector Industrial Research & Development, by the Government of Israel and the Government of Canada. Both the governments of Israel and of Canada each contributed CDN $1 million per year, for an initial three-year period. Their commitment was renewed in February 1997 for another three years and in April 2000 for another five years. The CIIRDF has its headquarters in Ottawa, Canada's capital, and also has an office in Tel Aviv, Israel. In addition, the CIIRDF has a partnership agreement with IRAP (the Industrial Research Assistance Program of the National Research Council of Canada), Canada's most extensive technology network. Through IRAP, the CIIRDF has unprecedented access to people who work with dynamic Canadian technology companies on a day-to-day basis. Similarly, the CIIRDF works closely with MATIMOP (Israeli Industry Center for Research and Development), which provides links to Israeli technology industries.

About Compugen

Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

About DiagnoCure Inc.

DiagnoCure Inc. (TSE: CUR) specializes in the development, production and commercialization of molecular tests for the detection of cancer. DiagnoCure's mission is to become the leading developer of highly accurate tests to enable the early detection of cancer.

DiagnoCure's first marketed product, ImmunoCyt™ / uCyt+™, is an immunocytofluorescence test for the detection of bladder cancer cells in urine and is based on monoclonal antibodies. This product is currently distributed in the United States, Canada and in many European countries. In the United States, it is marketed under the name ImmunoCyt™ and is distributed, under FDA authorization, by DAKO Corporation, a world leader in the distribution of products used in pathology laboratories.

Combining its expertise in nucleic acid probe-based technology with its proprietary PCA3DD3 gene technology, DiagnoCure is developing the uPM3™ test for detecting PCA3DD3 RNA expression in prostate cancer cells that are present in the urine. The uPM3™ test will be positioned as an ideal complement to the clinical management of the diagnosis of prostate cancer in order to decrease the number of unnecessary biopsies.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs and other statements regarding DiagnoCure's and Compugen's expectations, goals, beliefs, intentions and the like, which involve assumptions regarding the companies' operations and investments and conditions in the markets they serve. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. Although the companies believe the expectations are based on reasonable assumptions, these forward-looking statements are subject to risks and uncertainties that may cause the actual results, performance or achievements of the companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the success of research and product development in the genomic and biotechnology fields, the impact of competitive products and technological changes; intellectual property related risks, risks relating to the development of new products and the ability to implement technological improvements. These and other factors are identified and more fully explained: (i) in the case of Diagnocure, in its publicly available statements and reports and (ii) in the case of Compugen, under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual report filed with the Securities and Exchange Commission.

Contacts:

DiagnoCure Inc.:
Yves Fradet
Executive Vice President
(418) 527-6100
diagnocure@diagnocure.com

Compugen Ltd.:
Tsipi Haitovsky
Director, Corporate Communications
+972-3-7658-120
tsipi@cgen.com

Canada-Israel Industrial Research And Development Foundation:
Henri Rothschild
President
(613) 724-1284
hrothschild@ciirdf.ca

The Equicom Group Inc.:
Martti Kangas
Senior Vice President
416-815-0700 ext. 243
mkangas@equicomgroup.com

Exhibit 2







Compugen and Millennium Enter Collaboration for the Prediction of Protein Pathways

March 20, 2002



Tel Aviv, Israel - March 20, 2002 - Compugen Ltd. (Nasdaq: CGEN) announced today an agreement with Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM) to co-develop software tools to assist in the prediction of protein pathways for use in drug discovery and development. The two companies will share the costs of the project and the rights to certain aspects of the technology developed through the collaboration.

This collaborative agreement combines Millennium's knowledge of applying high-throughput genomics technologies, especially transcriptional profiling, for drug discovery and the development of personalized medicines with Compugen's strength in predictive biology accomplished through the merger of computational technologies and molecular biology and medicine. The agreement provides for a multidisciplinary research and development team, combining molecular biologists, mathematicians and computer scientists from both companies, to pursue the objective of advancing the understanding of protein pathways through the analysis of the results of selected Millennium DNA chip data.

"We are delighted to partner with Millennium, a highly respected and leading biopharmaceutical company, which brings with it a proven scientific and commercial record in advancing drug discovery and development. This partnership with Millennium is a significant milestone in our advancement towards protein pathway prediction and an important validation of our technological strength. We are confident that the results of this joint research will help scientists to better leverage high-throughput genomic data in the understanding of the molecular basis of disease and in the development of new therapeutics," said Mor Amitai, Ph.D., president and chief executive officer, Compugen.

"Compugen is an established leader in modeling unique biological phenomena such as alternative splicing and in prediction of metabolic and regulatory pathways; we are excited to combine the companies' areas of expertise to enhance the understanding of protein pathways for therapeutic discovery and development. This also marks Millennium's first collaboration with an Israeli biotechnology company. Compugen, a global leader in predictive biology, exemplifies the strength of Israel as a center of scientific excellence in the life sciences. We will continue to seek additional opportunities for partnerships within the Israeli biotechnology industry," said Yigal Koltin, Ph.D., vice president of International R&D Alliance Development, Millennium Pharmaceuticals.

Since its inception, Compugen has focused on deciphering the underlying mechanisms of molecular biology in order to advance the new life sciences. In 1997, Compugen pioneered the comprehensive understanding of alternative splicing and transcriptomes with its LEADS predictive biology platform. Building on this understanding, Compugen's BioApplications division successfully developed a number of solutions for key aspects of genomics and functional genomics, including the design of DNA Chips. Compugen's evolution also progressed into the field of proteomics; and this agreement with Millennium is a significant component of Compugen's ongoing efforts in the emerging, and potentially extremely important, area of protein pathway understanding and prediction.

Photo Caption:
Dr. Mor Amitai, president and chief executive officer of Compugen and Dr. Yigal Koltin, vice president of International R&D Alliance Development of Millennium Pharmaceuticals, announcing the collaboration at the BioTech Israel 2002 conference.

http://www.cgen.com/news/images/Compugen-and-Millennium-collaboration.jpg

About Compugen
Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual report filed with the Securities and Exchange Commission.


Back
Top